Exhibit 99.1

Vinci Partners Press Release SEPTEMBER 22, 2022

VINCI PARTNERS’ INFRASTRUCTURE SEGMENT HAS BEEN SELECTED TO MANAGE THE SUSTAINABLE REGIONAL DEVELOPMENT FUND, WITH AUM STARTING AT R$750 MILLION

Rio de Janeiro, September 26, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “the Company”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that the Ministry of Regional Development (the “Ministry”) has selected Vinci Partners’ Infrastructure segment to manage its Sustainable Regional Development fund (the “Fund”, “FDIRS”).

The federal government hired BRL TRUST Investimentos jointly with Vinci Partners to manage the Fund’s capital through different strategies, such as the structuring of partnerships between public and private players to develop sustainable infrastructure projects in Brazil. To support these projects, our team can establish guarantee instruments that should have commitments from FDIRS and other private players. Lastly, the Fund could also invest in other infrastructure funds focused on sustainable development.

The commitment will start at approximately R$750 million and we expect that should be activated in Vinci Partners’ AUM towards the end of the fourth quarter of 2022. The mandate has a significant potential to grow over the years, considering its pre-determined hard cap to invest up to R$11 billion, as the team originates investment opportunities combined with additional capital commitments from the Ministry.

José Guilherme Souza, partner, and Head of Infrastructure for Vinci Partners, said, “Our team is very pleased and proud to be the partner of choice selected to manage such an important strategy to Brazil’s sustainable infrastructure landscape. With FDIRS, we widen the investment approach of our Infrastructure segment through a mandate with great growth potential, for both AUM and revenues in the medium to long term. We are very optimistic with the road ahead of us as we consolidate ourselves as a reference for infrastructure investments in Brazil.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy seeks to have exposure to real assets related to economic infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics, and water & sewage. The infrastructure team aims control or control-oriented positions in brownfield and greenfield opportunities and employs active hands-on management of assets and operations.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

Vinci Partners Press Release SEPTEMBER 22, 2022

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240